EXHIBIT 3.1
ROSS MILLER Secretary of State 204 North Carson Street, Suite 4 Carson City, Nevada 89701-4520 (775) 684 5708 Website: www.nvsos.gov	Filed in the office of /s/ ROSS MILLER Ross Miller Secretary of State State of Nevada	Document Number 20110822322-63 Filing Date and Time 11/17/11 6:28 AM Entity Number E0395852010-3

Certificate of Amendment (Pursuant to NRS Chapter 78.385 AND 78.390)
Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations (Pursuant to NRS 78 .385 and 78 .390 - After Issuance of Stock)
1. Name of corporation:
LOUISIANA FOOD COMPANY
2. The articles have been amended as follows : (provide article numbers, if available )
§3 .1 is deleted and replaced by the following : “§3 .1 . Authorized Shares. The aggregate number of shares which the Corporation shall have authority to issue is five hundred five million (505,000,000), consisting of two classes to be designated, respectively, "Common Stock" and "Preferred Stock", with all of such shares having a $ .001 par value per share . The total number of shares of Common Stock that the Corporation shall have authority to issue is five hundred million (500,000,000) shares. The total number of shares of Preferred Stock that the Corporation shall have authority to issue is five million (5,000,000) shares . The voting powers, designations, preferences, limitations, restrictions and relative, participating, optional and other rights, and the qualifications, limitations, or restrictions thereof, of the Preferred Stock shall hereinafter be prescribed by resolution of the board of directors pursuant to §3 .3 ."
3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 16,250,000
4. Effective date and time of filing : (optional)	Date:	Time:
(must not be later than 90 days after the certificate is filed)
5. Signature: (required)
X /s/ DAVID LOFLIN
Signature of Officer
* If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.